UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY MANAGEMENT, L.L.C.

(Name of Issuer)

Limited Voting Shares Representing Limited Liability Company Interests

(Title of Class of Securities)

29250X 10 3

(CUSIP Number)

Tyler W. Robinson, Esq.

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250X 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 8,871,494†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,871,494†

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,871,494†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7%†
14.	Type of Reporting Person (See Instructions) CO

†	Enbridge Energy Company, Inc. (“EECI”) also holds 5.72 voting shares of Enbridge Energy Management, L.L.C. (“EEM”), constituting 100% of such class of securities.

Schedule 13D/A

CUSIP No. 29250X 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	EECI is wholly owned by Enbridge (U.S.) Inc. (“EUSI”). Therefore, EUSI may be deemed to be the beneficial owner of the 8,871,494 limited voting shares representing limited liability company interests of EEM that are owned by EECI. Thus, EUSI is filing this Amendment No. 1 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250X 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EECI is indirectly owned by Enbridge US Holdings Inc. (“EUSHI”). Therefore, EUSHI may be deemed to be the beneficial owner of the 8,871,494 limited voting shares representing limited liability company interests of EEM that are owned by EECI. Thus, EUSHI is filing this Amendment No. 1 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250X 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of the 8,871,494 limited voting shares representing limited liability company interests of EEM that are owned by EECI. Thus, Enbridge is filing this Amendment No. 1 to Schedule 13D jointly with EECI.

This Amendment No. 1 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 17, 2002.

Item 2. Identity and Background

The information previously provided in response to this Item 2 is hereby amended by replacing the text thereof in its entirety with the following:

This Schedule 13D, as amended, is filed jointly pursuant to Rule 13d-1(k)(1) by Enbridge Inc., a Canadian corporation (“Enbridge”), Enbridge US Holdings Inc., a Canadian corporation (“EUSHI”), Enbridge (U.S.) Inc., a Delaware corporation (“EUSI”), and Enbridge Energy Company, Inc., a Delaware corporation (“EECI” and, together with Enbridge, EUSHI and EUSI, the “Reporting Persons”), pursuant to a joint filing statement, which is attached to this Schedule 13D, as amended, as Exhibit A.

The address of the principal offices of each of Enbridge and EUSHI is 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8. The address of the principal offices of each of EUSI and EECI is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Enbridge is an energy transportation, distribution and related services provider. Enbridge’s activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines and Processing; Green Power and Transmission; and Energy Services. Liquids Pipelines consists of common carrier and contract crude oil, natural gas liquids and refined products pipelines and terminals in Canada and the United States. Gas Distribution consists of Enbridge’s natural gas utility operations. Gas Pipelines and Processing consists of investments in natural gas pipelines and gathering and processing facilities. Green Power and Transmission consists of Enbridge’s investments in renewable energy assets and transmission facilities. The energy services businesses in Canada and the United States undertake physical commodity marketing activity and logistical services, oversee refinery supply services and manage Enbridge’s volume commitments on Alliance Pipeline, Vector and other pipeline systems. EUSHI is a holding company and a wholly owned subsidiary of Enbridge. EUSI is a holding company and a wholly owned subsidiary of EUSHI. EECI is a wholly owned subsidiary of EUSI and holds all of the voting shares and approximately 11.7% of the limited voting shares in the Issuer. On August 10, 2015, Enbridge Pipelines Inc., a Canadian corporation, transferred its interests in EECI to EUSI.

Information relating to the directors and executive officers of the Reporting Persons is contained in Schedule 1 attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to this Item 3 is hereby amended by adding the following:

On October 17, 2002, EECI paid $60,450,000 from working capital to acquire 1,550,000 limited voting shares representing limited liability company interests of EEM (the “Shares”) in connection with EEM’s initial public offering at $39.00 per Share.

EEM is a limited partner in Enbridge Energy Partners, L.P. (“EEP”), through its ownership of i-units, a special class of EEP’s limited partner interests units. Under the terms of the limited liability company agreement of EEM, except in connection with EEM’s liquidation, EEM does not pay distributions on the Shares in cash, but in additional Shares or fractions of Shares. At the same time EEP makes a distribution on its Common Units, the number of i-units EEM owns increases automatically under EEP’s partnership agreement. At the same time that the number of i-units EEM owns increases, EEM will make a distribution on its Shares in the form of additional Shares, with the result that the number of Shares that are then outstanding will equal the number of i-units that EEM owns. Since 2002, the number of Shares EECI owns has increased accordingly as a result of such distributions by EEM. In addition, in April, 2011, EEM split the Shares 2-for-1.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:

The Reporting Persons hold the Shares, as reported herein for the purpose of investment and intend to review their investment in the Issuer on a continuing basis. In determining from time to time whether to dispose of the Shares reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities, or to acquire additional Shares (and in what amounts), the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4. The Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons may consider or alter their plans or proposals in respect of any of such enumerated matters in the future.

Under a delegation of control agreement, EECI, the general partner of EEP, delegated substantially all of its power and authority to manage the business and affairs of EEP to the Issuer. EECI did, however, reserve the right to approve certain fundamental transactions, such as mergers or consolidations involving EEP, sales of all or substantially all of the assets of EEP or dissolution or liquidation of EEP.

In addition, Enbridge has a large inventory of United States liquids pipeline assets which would be well suited to EEP, and Enbridge has previously indicated that it would from time to time consider drop down opportunities to EEP of these assets. However, in light of current market conditions, and their effect on EEP’s financing capacity, it is unlikely that any such drop down transactions will be pursued in the near term.

In addition, in a press release issued on May 2, 2016, EEP announced that it is evaluating opportunities to strengthen its business in light of the current commodity price environment which is particularly impacting the performance of its natural gas gathering and processing assets. As part of this evaluation, EEP is exploring strategic alternatives for its investments in each of Midcoast Operating and Midcoast Energy Partners, L.P. (MEP). EEP has begun working with MEP to explore and evaluate a broad range of strategic alternatives to address the challenges within the Natural Gas business. These various strategic alternatives may include, but are not necessarily limited to: asset sales; mergers, joint ventures, reorganizations or recapitalizations; and further reductions in operating and capital expenditures. The evaluation process is in the early stages and is ongoing, and no decision on any particular alternative has been reached by EEP. No assurance can be given that any particular alternative will be pursued or consummated, and neither we nor EEP intend to disclose further developments with respect to this evaluation process except to the extent that a specific course of action is approved, the process is concluded or it is required by law or otherwise deemed appropriate.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	EECI beneficially owns 8,871,494 Shares of the Issuer, which represent 11.7% of the outstanding Shares based upon the number of Shares outstanding as of the date hereof. EECI is wholly owned by EUSI. EUSI is wholly owned by EUSHI. EUSHI is wholly owned by Enbridge. ESUI, EUSHI and Enbridge, therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 8,871,494 Shares. The persons listed on Schedule 1 disclaim any beneficial ownership of the Shares held by EECI. None of the persons listed on Schedule 1 shares voting or dispositive power over any Shares held by EECI.

(b)	EECI is the sole record owner and Enbridge, EUSI, EUSHI and EECI share voting and dispositive power with respect to 8,871,494 Shares of the Issuer.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to this Item 6 is hereby amended by replacing the text thereof in its entirety with the following:

The Shares held by EECI were acquired by EECI in connection with the initial public offering of the Shares by EEM, the distributions and the stock split described in Item 3. For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and EEM, EEP and others, please read “Item 13. Certain Relationships and Related Transactions, and Director Independence” and “Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities” in the Annual Report on Form 10-K for the year ended December 31, 2015 of the Issuer; and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and the structure chart in “Item 1. Business” in the Annual Report on Form 10-K for the year ended December 31, 2015 of EEP.

In addition to the 8,871,494 Shares it owns, EECI owns 5.72 voting shares of EEM, constituting 100% of such class of securities.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	Prospectus dated October 10, 2002 (incorporated by reference from the filing of EEM, EEP and Enbridge Inc. under Rule 424(b)(4) of the Securities Act of 1933 (File Nos. 333-89552; 333-89588; 333-89618)).
(b)	Amendment to Amended and Restated Limited Liability Company Agreement of EEM (incorporated by reference to Exhibit 3.3 to EEM’s Quarterly Report on Form 10-Q filed on April 30, 2007).
(c)	Amended and Restated Limited Liability Company Agreement of EEM (incorporated by reference to Exhibit 3.1 of EEM’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on December 20, 2012).
(d)	Amendment No. 2 to Amended and Restated Limited Liability Company Agreement of EEM (incorporated by reference to Exhibit 3.1 of EEM’s Quarterly Report on Form 10-Q filed on July 30, 2015).
(e)	Joint Filing Statement (incorporated by reference to Exhibit A of this Amendment No. 1 to Schedule 13D).
(f)	Schedule of Directors and Executive Officers (incorporated by reference to Schedule 1 of this Amendment No. 1 to Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2016

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Finance

Enbridge US Holdings Inc.

By:	/s/ Colin K. Gruending
Name:	Colin K. Gruending
Title:	Vice President

Enbridge (U.S.) Inc.

By:	/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President-Finance

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson
Name:	Bruce A. Stevenson
Title:	Corporate Secretary

Exhibit A

JOINT FILING STATEMENT

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Shares of Enbridge Energy Management, L.L.C. has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Finance

Enbridge US Holdings Inc.

By:	/s/ Colin K. Gruending
Name:	Colin K. Gruending
Title:	Vice President

Enbridge (U.S.) Inc.

By:	/s/ Stephen J. Neyland
Name:	Stephen J. Neyland
Title:	Vice President-Finance

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Bruce A. Stevenson
Name:	Bruce A. Stevenson
Title:	Corporate Secretary

Schedule 1

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF ENBRIDGE INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc. The principal business address for each individual listed below is 200, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
D. A. ARLEDGE	U.S.	Chairman of the Board of Directors
J. J. BLANCHARD	U.S.	Chair Emeritus, Government Affairs and Attorney with DLA Piper US, LLP (Private Law Firm), 500 Eighth Street, NW, Washington, D.C. 20004; Director
M. R. COUTU	Canada	Director
J. H. ENGLAND	Canada	Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (Contracting Company), 2063 Trade Center Way, Naples, FL 34109; Director
C. W. FISCHER	Canada	Director
V. M. KEMPSTON DARKES	Canada	Director
A. MONACO	Canada	Director, President & Chief Executive Officer
G. K. PETTY	U.S./Canada	Director
R. B. ROBERTS	U.S.	Director
D. C. TUTCHER	U.S.	Principal of Center Coast Capital Advisors L.P. (Investment Advisory Firm), 1100 Louisiana Street, Suite 4550, Houston, TX 77002; Director
C. L. WILLIAMS	Canada	Director
G. W. BEAUMONT	Canada	President, Gas Distribution
C. G. HARPER	U.S.	President, Gas Pipelines & Processing
D. G. JARVIS	Canada	President, Liquids Pipelines
K. L. RADFORD	Canada	Executive Vice President, People Planet & Partners
D. T. ROBOTTOM	Canada	Executive Vice President & Chief Legal Officer
J. K. WHELEN	Canada	Executive Vice President & Chief Financial Officer
B. C. NEILES	Canada	Senior Vice President, Major Projects & Enterprise Safety & Operational Reliability
W. OPHEIM	Canada	Senior Vice President, Finance
V. D. YU	Canada	Senior Vice President, Corporate Planning & Chief Development Officer
M. A. AKMAN	Canada	Vice President & Head of Corporate Strategy
R. BENOIT	Canada	Vice President, Public & Government Affairs
S. R. BLOXOM	U.S.	Vice President, Investment Review
M. R. BOYCE	Canada	Vice President, Chief Compliance & Privacy Officer
R. F. CARPENTER	Canada	Vice President, Corporate Law & Deputy General Counsel
C. DYER	Canada	Vice President & Chief Information Officer
C. K. GRUENDING	Canada	Vice President, Corporate Development
M. J. HABERBUSCH	Canada	Vice President, Human Resources
C. J. Johnston	Canada	Vice President & Controller
L. D. Kelln	Canada	Vice President, Investor Relations & Enterprise Risk
N. K. KISHINCHANDANI	Canada	Vice President, Performance Measurement
M. KOBY	U.S.	Vice President, Enterprise Safety & Operational Reliability
D. L. LEVESQUE	Canada	Vice President, Enterprise Communications, Brand & Community Partners
L. M. LUISON	Canada	Vice President, Green Power, Transmission & Emerging Technology
I. R. McFEELY	Canada	Vice President, International
P. R. MURRAY	Canada	Vice President, Treasury
B. D. REESE	U.S.	Vice President, Canadian Midstream
T. W. ROBINSON	Canada	Vice President & Corporate Secretary
M. N. WEIL	Canada	Vice President, Human Resources - Gas Pipelines & Processing and Corporate Services

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF Enbridge US Holdings Inc.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge US Holdings Inc.. The principal business address for each individual listed below is 200, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
C. K. GRUENDING	Canada	Vice President; Director
W. OPHEIM	Canada	Director
J. K. WHELEN	Canada	President; Director
D. G. JARVIS	Canada	Executive Vice President
V. D. YU	Canada	Senior Vice President
L. D. Kelln	Canada	Vice President
C. J. Johnston	Canada	Controller
P. R. MURRAY	Canada	Treasurer
T. W. ROBINSON	Canada	Corporate Secretary

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF Enbridge (U.S.) Inc.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge (U.S.) Inc. The principal business address for each individual listed below is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
C. G. HARPER	U.S.	President; Director
D. G.JARVIS	Canada	Director
M. A. MAKI	U.S.	Senior Vice President; Director
J. K. WHELEN	Canada	Director
E. C. KAITSON	U.S.	Vice President – Law & Assistant Corporate Secretary
S. J. NEYLAND	U.S.	Vice President-Finance
W. OPHEIM	Canada	Treasurer
J. N. ROSE	Canada	Assistant Treasurer
N. S. KAISSI	U.S.	Controller

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE ENERGY COMPANY, INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc. The principal business address for each individual listed below is 1100 Louisiana Street, Suite 3300, Houston, Texas 77002.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position	Number of Shares Beneficially Owned
J. R. BIRD	Canada	Director	104,537
J. A. CONNELLY	U.S.	Chairman of the Board of Directors	—
J. H. ENGLAND	Canada	Director	—
C. G. HARPER	U.S.	Director; Executive Vice President – Gas Pipelines & Processing	—
D. G. JARVIS	Canada	Director; Executive Vice President – Liquids Pipelines	—
M. A. MAKI	U.S.	Director; President and Principal Executive Officer	6,467
W. S. WALDHEIM	U.S.	Director	—
D.A. WESTBROOK	U.S.	Director	—
J. K. WHELEN	Canada	Director	—
L. A. ZUPAN	Canada	Executive Vice President – Liquids Pipelines, Operations	—
C. L. HANSEN	Canada	Senior Vice President – Liquids Pipelines, Operations	—
L. J. GOLDEN	Canada	Vice President – Major Projects	—
E. C. KAITSON	U.S.	Vice President – Law and Assistant Corporate Secretary	—
S. J. NEYLAND	U.S.	Vice President – Finance	9,537
A. M. SCHNEIDER	U.S.	Vice President, Regulated Engineering and Operations	—
B. F. SHAMLA	U.S.	Vice President – Liquids Pipelines, Operations	—
J. N. ROSE	Canada	Treasurer	—
N. S. KAISSI	U.S.	Controller	—

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